SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2021

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated March 25, 2021, titled:

"G. Willi-Food International reports improvements in major operational parameters in fiscal year 2020 compared to 2019".

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: March 25, 2021

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS A RECORD HIGH
YEAR WITH SALES, AND ALL PROFIT PARAMETERS.

FISCAL YEAR 2020 RESULTS SHOW HIGHEST EVER YEAR FOR THE COMPANY IN
SALES, GROSS PROFIT, OPERATING PROFIT, PROFIT BEFORE TAX AND NET PROFIT

YAVNE, Israel - March 25, 2021 - G. Willi-Food International Ltd. (NASDAQ: WILC and TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2020.

Fiscal Year 2020 Highlights

•	Sales increased by 14.8% from fiscal year 2019 to NIS 454.1 million (US$ 141.2 million).
•	Gross profit increased by 17.4% from fiscal year 2019 to NIS 145.4 million (US$ 45.2 million), or 32% of sales.
•	Operating profit increased by 21.7% from fiscal year 2019 to NIS 57.6 million (US$ 17.9 million).
•	Profit before tax increased by 3.7% from fiscal year 2019 to NIS 67.7 million (US$ 21.1 million).
•	Cash and securities balance of NIS 356.5 million (US$ 110.9 million) as of December 31, 2020.

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are very pleased to present our fiscal year 2020 financial results which show our highest ever sales, gross profit, operating profit, profit before tax and net profit. Since almost the beginning of fiscal year 2020, the Company has been operating in the COVID-19 pandemic environment, which has led to changes in consumption habits of consumers in parallel with various restrictions imposed on the public. Despite this difficult environment, the Company managed to deliver a record performance with sales and all profit parameters. We believe this performance was driven in part by following our strategy of developing new and profitable products, entering into new categories, improving our visibility in the stores and strengthening our supply chain. We intend to continue to work hard to achieve the goals we have set for the Company over the next few years, and we believe that with our excellent management team we will meet those objectives.”

According to retail data analytics provided by StoreNext Ltd[1], the Company recorded a higher growth rate in 2020 for "sale out" sales (i.e., sales to the final consumer) than any other Israeli food and beverage company, growing 25.9% compared to the 9.3% average growth of such companies.

[1] StoreNext Ltd. has a direct connection to the cash register systems of over 2,200 points of sales, providing information regarding 80% of real time sales data in Israel.

Fiscal 2020 Summary

Revenues for fiscal year 2020 increased by NIS 58.5 million (USD 18.2 million), or 14.8%, to NIS 454.1 million (USD 141.2 million) from NIS 395.6 million (USD 123.1 million) recorded in fiscal year 2019. Revenues increased primarily due to the COVID-19 pandemic, which led to an increase in demand for the Company's line of products, primarily in retail chains, and due to a redirection of resources in favor of sales, increasing the variety of the Company's products, improving the company visibility in the stores and improved inventory management.

Cost of sales for fiscal year 2020 increased by 13.6% to NIS 308.7 million (USD 96.0 million), or 68.0% of revenues, from NIS 271.8 million (USD 84.5 million), or 68.7% of revenues, recorded in fiscal year 2019. The increase in cost of sales was primary due to increase in sales.

Gross profit for fiscal year 2020 increased by 17.4% to NIS 145.4 million (USD 45.2 million), or 32.0% of revenues, from NIS 123.9 million (USD 38.5 million), or 31.3% of revenues, recorded in fiscal year 2019. The increase in gross profit was primary due to increase in sales and the gross margin increase resulting from the Company's strategy of selling a favorable mix of products which generate a higher gross margin.

Selling expenses for fiscal year 2020 increased by 18.9% to NIS 66.0 million (USD 20.5 million), or 14.5% of revenues from NIS 55.5 million (USD 17.3 million), or 14% of revenues, recorded in fiscal year 2019. The increase in selling expenses was primarily due to an increase in payroll expenses in the logistics department as a result of working in two shifts to comply with government workplace restrictions due to the COVID-19 pandemic, and an increase of freight to customers' expenses to support sales growth.

General and administrative expenses for fiscal year 2020 increased by 4.0% to NIS 21.9 million (USD 6.8 million), or 4.8% of revenues, from NIS 21.1 million (USD 6.6 million), or 5.3% of revenues, recorded in fiscal year 2019. The increase in general and administrative expenses was primarily due to an increase in goal - based bonuses in the payroll expenses.

Operating profit for fiscal year 2020 increased by NIS 10.3 million (USD 3.2 million), or by 21.7%, to NIS 57.6 million (USD 17.9 million), or 12.7% of revenues, from NIS 47.3 million (USD 14.7 million), or 12.0% of revenues, recorded in fiscal year 2019. The increase in operating profit was primarily due to increase in gross profit.

Financial income, net, for fiscal year 2020 amounted to NIS 10.1 million (USD 3.1 million) compared to net income of NIS 18.0 million (USD 5.6 million) recorded in fiscal year 2019. The decrease in finance income, net was primarily due to a decrease in interest income and dividends received from the Company's securities portfolio and from decrease in revaluation of the Company's securities portfolio to its fair value.

Willi-Food ended fiscal year 2020 with NIS 356.5 million (US$ 110.9 million) in cash and securities with no short-term debt. Net cash from operating activities in fiscal year 2020 was NIS 64.2 million (US$ 20.0 million). Willi-Food's shareholders' equity at the end of December 2020 was NIS 585.7 million (US$ 182.2 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate as of December 31, 2020, on which USD 1.00 equaled NIS 3.215 The use of USD is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2020 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, adverse effects from the ongoing COVID-19 pandemic, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 27, 2020. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 1 9
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	201,822	121,860	62,775	37,904
Financial assets at fair value through profit or loss	154,700	141,543	48,118	44,026
Loans to others	18,707	17,650	5,819	5,490
Trade receivables	131,301	133,039	40,840	41,381
Other receivables and prepaid expenses	6,667	9,360	2,074	2,911
Inventories	59,514	71,548	18,511	22,254
Current tax assets	3,965	-	1,233	-
Total current assets	576,676	495,000	179,370	153,966

Non-current assets
Property, plant and equipment	83,105	81,402	25,849	25,319
Less -Accumulated depreciation	46,460	43,881	14,451	13,649
	36,645	37,521	11,398	11,670

Right of use asset	2,866	3,860	891	1,201
Financial assets at fair value through profit or loss	13,700	-	4,262	-
Goodwill	36	36	11	10
Deferred taxes	-	818	-	254
Total non-current assets	53,247	42,235	16,562	13,135

	629,923	537,235	195,932	167,101
EQUITY AND LIABILITIES
Current liabilities

Current maturities of lease liabilities	1,393	1,675	433	521
Trade payables	23,474	24,650	7,301	7,667
Employees Benefits	3,437	2,911	1,069	905
Current tax liabilities	-	3,750	-	1,166
Other payables and accrued expenses	11,611	9,195	3,612	2,860
Total current liabilities	39,915	42,181	12,415	13,119

Non-current liabilities
Lease liabilities	1,592	2,212	495	688
Deferred taxes	768	-	238	-
Retirement benefit obligation	1,905	1,486	593	462
Total non-current liabilities	4,265	3,698	1,326	1,150

Shareholders' equity
Share capital	1,490	1,425	463	443
Additional paid in capital	170,760	128,354	53,114	39,923
Capital fund	247	247	77	77
Treasury shares	(628)	(628)	(195)	(195)
Retained earnings	415,196	362,987	129,143	112,904
Remeasurement of the net liability in respect of defined benefit	(1,322)	(1,029)	(411)	(320)
Equity attributable to owners of the Company	585,743	491,356	182,191	152,832

	629,923	537,235	195,932	167,101

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 1 9
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	454,094	395,637	141,242	123,060
Cost of sales	308,717	271,784	96,024	84,536

Gross profit	145,377	123,853	45,218	38,524

Operating costs and expenses:
Selling expenses	65,990	55,490	20,526	17,260
General and administrative expenses	21,918	21,067	6,817	6,553
Other income	108	-	34	-
Total operating expenses	87,800	76,557	27,309	23,813

Operating profit	57,577	47,296	17,909	14,711

Financial income	11,348	20,966	3,530	6,521
Financial expense	1,253	3,016	389	938
Total Finance Income	10,095	17,950	3,141	5,583

Profit before taxes on income	67,672	65,246	21,050	20,294
Taxes on income	(15,463)	(13,735)	(4,810)	(4,272)

Income after taxes on income	52,209	51,511	16,240	16,022

Earnings per share:
Basic / diluted earnings per share	3.89	3.90	1.21	1.21

Shares used in computation of basic/diluted EPS	13,433,684	13,217,017	13,433,684	13,217,017

Actual number of shares	13,867,017	13,217,017	13,867,017	13,217,017

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 1 9
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	52,209	51,511	16,240	16,022
Adjustments to reconcile net profit to net cash from (used to) continuing operating activities (Appendix A)	11,967	(51,948)	3,722	(16,158)
Net cash from (used to) continuing operating activities	64,176	(437)	19,962	(136)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(2,903)	(1,791)	(903)	(557)
Proceeds from sale of property plant and equipment	108	-	34	-
Loans granted to others	(20,000)	(43,650)	(6,221)	(13,577)
Proceeds from loans granted to others	18,943	26,000	5,892	8,087
Proceeds from sale (purchase) of marketable securities, net	(20,739)	11,336	(6,451)	3,526
Net cash used to continuing investing activities	(24,591)	(8,105)	(7,649)	(2,521)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(1,819)	(1,128)	(566)	(351)
Shares issue	42,471	-	13,210	-
Acquisition of treasury shares	-	(628)	-	(195)
Net cash used to continuing financing activities	40,652	(1,756)	12,644	(546)

Increase (decrease) in cash and cash equivalents	80,237	(10,298)	24,957	(3,203)
Cash and cash equivalents at the beginning of the year	121,860	134,287	37,904	41,769
Exchange losses on cash and cash equivalents	(275)	(2,129)	(86)	(662)
Cash and cash equivalents at the end of the year	201,822	121,860	62,775	37,904

(*)      Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 1 9
	NIS		US dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES:

A. Adjustments to reconcile net profit to net cash from (used to) continuing operating activities

Decrease (Increase) in deferred income taxes	1,586	2,064	493	642
Unrealized loss (gain) on marketable securities	(6,115)	(14,972)	(1,903)	(4,657)
Depreciation and amortization	5,690	4,815	1,770	1,498
Capital gain on disposal of property plant and equipment	(108)	-	(34)	-
Exchange (losses)/gains on cash and cash equivalents	275	2,129	86	662

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	22,029	(29,776)	6,853	(9,262)
Increase in inventories	12,034	(22,259)	3,743	(6,923)
Increase (decrease) in trade and other payables, and other current liabilities	(1,861)	16,050	(579)	4,992
Cash generated from operations	33,530	(41,949)	10,429	(13,048)
Income tax paid	(21,563)	(9,999)	(6,707)	(3,110)
Net cash flows from operating activities	11,967	(51,948)	3,722	(16,158)

(*)      Convenience Translation into U.S. Dollars.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.